

May 20, 2013

Via E-Mail
Mr. Kevin M. Farr
Chief Financial Officer
Mattel, Inc.
333 Continental Boulevard
El Segundo, CA 90245-5012

> **Re:** **Mattel, Inc.**
> **Form 10-K for the year ended December 31, 2012**
> **Filed February 26, 2013**
> **File No. 001-05647**

Dear Mr. Farr:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended 12/31/2012

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 28

1. We note the improvements to your disclosures regarding cost of sales and selling, general, and administrative expenses pursuant to comment one of the staffs letter dated April 16, 2012. We also believe you should considering revising your discussion related to revenues, on a consolidated and gross sales by segment basis, by similarly quantifying the underlying factors involved in the year to year comparison, particularly when more than one factor is attributed to the change. For example, you state that certain increases were "primarily" attributed to one factor, and "partially offset" by another factor, or, you indicate several factors for which an increase was attributed without quantifying. For a company with the size and breadth of operations as yours, these disclosures should be presented in a manner for investors to readily discern the relative contribution of each

factor to provide proper context. We believe including a table that presents segment revenues by brand in your segments discussion would be helpful to investors understand the change and relative contribution of each brand, along with a narrative explaining the underlying reasons for the change(s). Please revise accordingly.

Liquidity and Capital Resources, page 36
Financial Position, page 38

2. We note from your tax footnote that that approximately 88% of your consolidated pre-tax income is from foreign operations and that the cumulative amount of undistributed earnings of foreign subsidiaries that Mattel intends to indefinitely reinvest, and for which no deferred US income taxes have been provided is approximately $5.2 billion as of December 31, 2012. In this regard, as cash and cash equivalents comprise 20% of your total assets of December 31, 2012, please expand your discussion in this section to include the following:

   • the amount of cash and short-term investments held by foreign subsidiaries;
   • a statement the company would need to accrue and pay taxes, if repatriated; and
   • a statement that the does not intend to repatriate the funds.

 Form 10-Q for the period ended 3/31/2013

Note 3 – Income Taxes, page 66

3. Reference is made to your tax rate reconciliation at the bottom of page 67. We note the line item caption "Foreign earnings taxed at different rates, including withholding taxes" representing a reduction to your statutory tax rate of $(157,488), $(139,476) and $(138,352) for the years ended December 31, 2012, 2011 and 2010. Please tell us the countries for which this item relates. Your response to us should include a breakout of the amount by country and the related foreign pre-tax earnings amount.

4. We note from page 69 that the cumulative amount of undistributed earnings of foreign subsidiaries for which no deferred US income taxes have been provided is approximately $5.2 billion as of December 31, 2012. In this regard, please tell us and revise your tax footnote to disclose the amount of unrecognized deferred tax liabilities for temporary differences to investments in foreign subsidiaries or include a statement that determination is not practicable.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Effie Simpson at (202) 551-3346, or, in her absence, Jean Yu, at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned with any other questions at (202) 551-3750.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief